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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

      LEGEND PROPERTIES, INC. (FORMERLY BANYAN MORTGAGE INVESTMENT FUND)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                        52465P 10 3 (formerly 06682P106)
          ------------------------------------------------------------
                                 (CUSIP Number)

                          Kenneth L. Uptain, President
                               RGI Holdings, Inc.
                                U.S. Bank Centre
                           1420 5th Avenue, 42nd Floor
                         Seattle, Washington  98101-2333
                                 (206) 464-0200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 9, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           Exhibit Index is on Page 23

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ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

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          (d)

As more fully described in Item 6 below, RGI Holdings has pledged 4,685,652 shares of Registrant Common Stock held by it to Fokus Bank ASA ("Fokus Bank") as security for a loan agreement. Upon an "Event of Default" under the loan agreement, Fokus Bank may receive all dividends from 4,685,652 shares of Registrant Common Stock beneficially owned by RGI Holdings and could sell such Registrant Common Stock in accordance with applicable securities laws.

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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER.



RGI Holdings has pledged 4,685,652 shares of Registrant Common Stock beneficially owned by it to Fokus Bank as security for a loan agreement between RGI Holdings and Fokus Bank. Upon the occurrence of an "Event of Default" under the loan agreement, Fokus Bank could vote the shares or sell such shares in accordance with applicable securities laws. A copy of the Pledge Agreement is attached to this Schedule as Exhibit 3 and this description of the Pledge Agreement is qualified in its entirety by reference to such Exhibit 3, which is incorporated by reference in its entirety.

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SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated this 9th day of January, 1997

     /s/
     ------------------------------
     Kjell I. Rokke


     RGI (Antilles ) N.V.

     By:/s/
        ------------------------------
     Name: Kjell I. Rokke
     Its:  Managing Director


     RGI (Europe) B.V.

     By:/s/
        ------------------------------
     Name:  Kjell I. Rokke
     Its:  Managing Director


     RGI (Denmark) ApS

     By:/s/
        ------------------------------
     Name:  Kjell I. Rokke
     Its:  Director


     RESOURCE GROUP INTERNATIONAL, INC.

     By:  /s/
        ------------------------------
     Name:  David A. Herrick
     Its:  Treasurer

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     RGI REAL ESTATE, INC.

     By:  /s/
        ------------------------------
     Name:  Kenneth L. Uptain
     Its:  President



     RGI HOLDINGS, INC.

     By:   /s/
        ------------------------------
     Name:  Kenneth L. Uptain
     Its:  President

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                                  EXHIBIT INDEX


                                                                  Sequential
       Exhibit                                                       Page
       Number                       Description                     Number
       -------                      -----------                   ----------

          1        Agreement and  Plan of Merger  among RGI/US,
                   Holdings and Banyan, dated as of April 12, 1996 as amended and restated as of May 20, 1996. Incorporated by reference to
                   Exhibit 2(i) to Banyan  Current Report  on
                   Form 8-K filed on  May 29, 1996 (File No. 1-
                   9885).                                             -

          2        Promissory Note for Initial Shares                 *

          3        Stock Pledge Agreement                             *

          4        Amendment to  Agreement and  Plan of  Merger
                   among RGI/US, Holdings and Banyan, dated  as
                   of September  17,  1996.    Incorporated  by
                   reference  to  Exhibit  2.1  to  the  Banyan
                   Registration Statement on Form S-4  filed on
                   September 20, 1996. (File No. 333-12415)           -

          5        Professional Services Agreement dated
                   August 6, 1996 between RGI/US, RGI Holdings
                   and Goodman Financial Services, Inc.               **

          6        Common  Stock  Purchase  and Sale  Agreement
                   dated December 3, 1996 by and among  RGI
                   Holdings, Jack Hofert and Marilyn Hofert.          ***
          7        Common  Stock  Purchase  and Sale  Agreement
                   dated December 3, 1996 by and among RGI
                   Holdings and Robert Howard.                        ***

          8        Common Stock Purchase and Sale Agreement
                   dated December 3, 1996 by and among RGI
                   Holdings and Erste  Osterreichishe Sparkasse
                   (First Austrian Bank).                             ***

          9        Common Stock Purchase and Sale Agreement
                   dated December 5, 1996 by and among RGI Holdings
                   and Charles F. Trapp.                              ***

         10        Common Stock Purchase and Sale Agreement
                   dated December 5, 1996 by and among RGI Holdings
                   and SMC Somerset Kensington, L.P.                  ***

         11        Common Stock Purchase and Sale Agreement
                   dated December 5, 1996 by and among RGI Holdings
                   and John Patrick Kneafsey.                         ***

         12        Common Stock Purchase and Sale Agreement
                   dated December 3, 1996 by and among RGI
                   Holdings, Gabriel Capital, L.P., Ariel Fund
                   Limited and Ariel Management Corp.                 ***

__________

* Filed as an exhibit to initial Schedule 13D and not restated pursuant to Rule 13d-2(c).
**   Filed as an exhibit to Amendment No.1 to Schedule 13D.
***  Filed as an exhibit to Amendment No.2 to Schedule 13D.